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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                  TRION, INC.
                           (NAME OF SUBJECT COMPANY)

                                  TRION, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  896 726 10 6
                    ((CUSIP) NUMBER OF CLASS OF SECURITIES)

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                              STEVEN L. SCHNEIDER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  TRION, INC.
                                101 MCNEILL ROAD
                                  P.O. BOX 760
                       SANFORD, NORTH CAROLINA 27331-0760
                                 (919) 775-2201
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                WITH A COPY TO:
                             ROBERT M. DONLON, ESQ.
                        SMITH HELMS MULLISS & MOORE, LLP
                             201 NORTH TRYON STREET
                        CHARLOTTE, NORTH CAROLINA 28202
                                 (704) 343-2000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Trion, Inc., a Pennsylvania corporation (the "Company"). The address of the principal executive offices of the Company is 101 McNeill Road, Sanford, North Carolina 27331-0760. The title of the class of equity securities to which this Solicitation/Recommendation Statement on
Schedule 14D-9 ("Schedule 14D-9") relates is the common stock, par value $.50 per share, of the Company (the "Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer (the "Offer") by TI Acquisition Corp., a Pennsylvania corporation ("Purchaser") and an indirect, wholly owned subsidiary of Fedders Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock (the "Shares") at a price per Share of $5.50 (the "Offer Price"), net in cash to the seller upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 15, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal, all as described, provided for or referred to in a Tender Offer Statement on Schedule 14D-1, dated as of July 15, 1999 (the "Schedule 14D-1"), filed by Purchaser and Parent.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 12, 1999, by and among Parent, Purchaser and the Company (the "Merger Agreement"), a copy of which is being filed with the Securities and Exchange Commission (the Commission") as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement provides, among other things, that as soon as practicable after the completion of the Offer, and upon the terms and conditions contained in the Merger Agreement and in accordance with the relevant provisions of the Pennsylvania Business Corporation Law (the "PBCL"), Purchaser will merge with and into the Company (the "Merger"), and the Company will be the surviving corporation and an indirect, wholly owned subsidiary of Parent. At the effective time of the Merger, each Share then outstanding (other than Dissenting Shares (as defined in Section 1.1 of the Merger Agreement a copy of which is filed as Exhibit 1 to this Schedule 14D-9) and Shares owned by the Company, Purchaser, Parent or a wholly owned subsidiary of the Parent) will be converted into the right to receive $5.50 in cash or any higher price per Share paid in the Offer.

     Based on the information in the Schedule 14D-1, the principal executive offices of both Purchaser and Parent are located at 505 Martinsville Road, Liberty Corner, New Jersey 07983-0813.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) Information on Person Filing this Schedule 14D-9. The name and business address of the Company, which is the person filing this Schedule 14D-9, is set forth in Item 1 above. All information contained in this statement or incorporated herein by reference concerning Purchaser, Parent or their respective officers, directors, representatives or affiliates, or actions or events with respect to any of them, was provided by Purchaser or Parent, and the Company takes no responsibility for such information.

     (b)(1) The election and designation of directors to the Board of Directors of the Company (the "Board"), as provided for in the Merger Agreement, is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires the Company to mail to its shareholders an Information Statement (the "Information Statement") containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Information Statement is attached hereto as Annex I, is filed as
Exhibit 2 to this Schedule 14D-9, and is incorporated herein by reference. Certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors or affiliates, including certain arrangements between the Company and certain executive officers providing for benefits in the event of a change in control of the Company, are described in Annex 1 hereto under the headings "Security Ownership of Certain Beneficial Owners and Management," "Board of Directors and Executive Officers," and "Executive Compensation and Other Information."

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     (b)(2) Reference is made to: (i) the Merger Agreement, a copy of which is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference; (ii) the Stock Option Agreement dated July 12, 1999 between the Company and Parent (the "Stock Option Agreement"), a copy of which is filed as
Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference; (iii) the Shareholder Agreements dated July 12, 1999 between Parent and Purchaser on the one hand and each of the directors of the Company (Hugh E. Carr, Joseph W. Deering, Seddon Goode, Jr., James E. Heins, F. Trent Hill, Jr., Grant R. Meyers, Steven L. Schneider and Samuel Wornom, III) on the other, copies of which are filed as Exhibit 4 to this Schedule 14D-9 and are incorporated herein by reference (each a "Shareholder Agreement"); and (iv) "Introduction," "The
Offer -- 8. Certain Information Concerning the Company," "The Offer -- 9. Certain Information Concerning Parent and Purchaser," and "The Offer -- 11. Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements," contained in the Offer to Purchase which is filed as Exhibit 5 hereto and is incorporated herein by reference.

     Except as set forth in this Item 3(b)(1) and (2), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors

     The Board has by a unanimous vote of those present at the meeting: (i) approved the Merger Agreement, a copy of which is filed as Exhibit 1 to this
Schedule 14D-9 and is incorporated herein by reference, and the transactions contemplated thereby, (ii) determined that each of the Offer and the Merger is fair to, and in the best interests of, the holders of the Shares, and (iii) declared that the Offer and Merger are advisable. The Board, by a unanimous vote of those present at the meeting, recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

     A letter to the shareholders of the Company communicating the Board's recommendation is filed as Exhibit 6 hereto and is incorporated herein by reference.

     (b) Background of the Transaction

     On August 14, 1998, the Company entered into a merger agreement with McLeod Russel Holdings, PLC ("McLeod Russel") providing for the acquisition of all of the outstanding stock of the Company at a price of $7.27 per share. On October 15, 1998, the Company and McLeod Russel announced that they had mutually terminated the merger agreement. On November 4, 1998, the Company announced that the Board had determined not to pursue a sale of the Company pending year-end results but that the Board would consider unsolicited expressions of interest it might receive from third parties.

     On November 10, 1998, Sal Giordano, Jr., Vice Chairman and Chief Executive Officer of Parent, sent a letter to Steven L. Schneider, President and Chief Executive Officer of the Company, indicating Parent's possible interest in acquiring the Company. The Company's financial adviser, Harris Williams & Co. ("Harris Williams") communicated to Parent that the Company was reviewing its alternatives and would respond in due course.

     On February 3, 1999, the Company announced its results for the 1998 fiscal year. On that same day Mr. Giordano sent another letter to Mr. Schneider and the Board reiterating Parent's interest in acquiring the Company.

     On February 5, 1999, the Board met and determined that, in light of prevailing market conditions, the general economic outlook of the indoor air quality equipment market and the Company's recent stock performance since the termination of the proposed transaction with McLeod Russel, it was advisable and in the best interests of the Company and its shareholders to pursue strategic alternatives, including the possible sale of the Company. At the February 5, 1999 meeting, the Board authorized the engagement of Harris Williams to act as the Company's investment bankers and to assist and advise the Board regarding financial

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matters. The Company formally engaged Harris Williams in such capacity on
February 8, 1999. The Company engaged Smith Helms Mulliss & Moore, L.L.P. ("Smith Helms") to act as legal counsel. These decisions were announced in a press release issued on March 17, 1999, as was the fact that the Company was pursuing strategic alternatives, including the possible sale of the Company.

     On February 25, 1999, Parent and the Company signed a confidentiality agreement.

     On April 7, 1999, the Board formed a valuation committee (the "Committee") to assist the Board in analyzing offers presented by the Company and to assist in the valuation of such offers. The Board appointed F. Trent Hill, Jr. and Seddon Goode, Jr., to the Committee and designated Mr. Hill as chairman.

     The Committee determined that Harris Williams should begin to solicit indications of value from prospective purchasers. Harris Williams was instructed to forward to the Committee any indications of value it received.

     By April 16, 1999, Harris Williams had contacted approximately 174 prospective purchasers. Of these prospective purchasers, approximately 58 were sent a confidential information memorandum prepared by Harris Williams (the "Confidential Memorandum"). Each recipient signed a confidentiality agreement prior to receipt of a Confidential Memorandum. Harris Williams continually apprised the Committee of the indications of interest received.

     The Company received eleven indications of interest. Of these eleven indications of interest, seven, including Parent's, were at a value deemed by the Committee to be worthy of pursuing. The Committee instructed Harris Williams to work with these prospective purchasers and to provide them with requested diligence materials. These seven groups were invited to visit the Company's Sanford, North Carolina facility (the "Company Facility").

     From April 28 to May 13, 1999, five of the invited parties, including Parent, visited the Company Facility. During those visits, the prospective purchasers met with representatives of Harris Williams and Company management and management presentations were given by Mr. Schneider, Calvin J. Monsma, the Vice President and the Chief Financial Officer of the Company, and other members of Company management. The Committee was briefed on these visits by Harris Williams. These prospective purchasers were evaluated by Harris Williams and the Committee for their level of interest, financial strength, ability to consummate a transaction and potential synergy with the Company.

     The Board was apprised of the status of the communications with prospective purchasers at meetings of the Board held on April 29, 1999, May 11, 1999 and May 21, 1999.

     On May 11, 1999 and following their visit to the Company Facility, Parent and TM Capital Corp. ("TM Capital"), the financial advisor to Parent, requested to visit the facility of Envirco Corporation, a wholly owned subsidiary of the Company ("Envirco"), in Albuquerque, New Mexico (the "Envirco Facility"). Invitations to visit the Envirco Facility were extended to the other four prospective purchasers who had visited the Company Facility.

     In order to determine the level of interest of the prospective purchasers, a bid solicitation letter was sent out by Harris Williams on May 12, 1999. The solicitation letter requested that bids be submitted by June 2, 1999.

     On May 19, 1999, Parent and TM Capital visited the Envirco Facility accompanied by Mr. Schneider and a representative of Harris Williams. None of the other prospective purchasers visited the Envirco Facility.

     On May 24, 1999, Parent visited the Company's data room in Raleigh, North Carolina. Two other prospective purchasers also visited the data room prior to the bid deadline.

     By the June 2, 1999 deadline the Company received bids from five prospective purchasers.

     On June 4, 1999, the Committee met to be briefed on the bids received. Harris Williams described the bids and noted that of the five bids, two bids, including that of Parent, were deemed to be more favorable than the other three. The Committee focused primarily on these two bids. Parent's initial bid was a purchase price

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based on $5.50 per Share and the other bidder's bid (the "Second Bidder") was a purchase price based on $5.65 per Share.

     At the Board meeting on June 7, 1999, the Board met to be updated on the progress in the Company's pursuit of strategic alternatives. A representative of Smith Helms advised the Board as to its fiduciary duties in regard to pursuing strategic alternatives in general and with regard to the duties of the Board should they decide to sell the Company. Harris Williams then reviewed the five bids received. The Board focused on the bids of Parent and the Second Bidder. The projected timetable for completing a transaction with each of the bidders was discussed by the Board as were various contingencies that could affect the likelihood of completing a transaction with each of the two prospective purchasers. In particular, Parent's bid did not contain a financing contingency, while the Second Bidder's bid contained such a provision. The Board noted that Parent was the more likely of the two bidders to be able to successfully complete the transaction, and the forecasted time of completion was significantly shorter than that for the Second Bidder. The Board determined that the terms and conditions of the Second Bidder's proposal were not as favorable as that of Parent and that the likelihood of completing such a transaction with the Second Bidder was less certain. The Board authorized Harris Williams to continue negotiations with Parent.

     On June 8, 1999, Harris Williams contacted Parent in an attempt to increase the amount of consideration in Parent's offer.

     On June 9, 1999, Parent informed Harris Williams that, pending the results of due diligence, it would increase its proposed offer to $5.65 per Share.

     On June 9, 1999, Harris Williams approached the Second Bidder and informed them that they were not the favored offer. The Second Bidder did not increase its offer price or alter the terms of its bid.

     On June 9, 1999, the Board decided based on the unanimous vote of the directors present to authorize Smith Helms and Harris Williams to negotiate a definitive purchase agreement with Parent. The Committee was asked to oversee the negotiations and to represent the Board in regard to such negotiations.

     From June 9 to July 9, 1999, TM Capital together with representatives of Parent, conducted further legal and financial due diligence investigations of the Company. During this same time period, Smith Helms, Harris Williams, TM Capital and Skadden, Arps, Slate, Meagher & Flom LLP, Parent's legal advisor, began to negotiate the terms of the Merger Agreement.

     On the afternoon of July 8, 1999, the Company was notified that, based on the results of due diligence performed by Parent, Parent was reducing the price per share it was proposing to pay to $5.50.

     On July 9, 1999 the members of the Board were contacted regarding their views on the status of the negotiations. A meeting of the Board was scheduled for Monday, July 12, 1999. On July 9, 1999 representatives of the Company and Parent and their respective financial advisors discussed the rationale for lowering the proposed purchase price, including Parent's assertions that, based on its due diligence, the financial condition of the Company, its current sales orders and future prospects supported a price of $5.50 per share. During this discussion, Parent rejected proposals to increase the proposed purchase price. After the close of business on Friday, July 9, 1999 the Company received a letter from Parent describing the terms of its $5.50 per share offer.

     On July 12, 1999, a special meeting of the Board was held to discuss the status of the discussions with Parent. Following a presentation of the proposed transaction by Harris Williams and a discussion of the terms of the Merger Agreement and related documents by Smith Helms, the Board requested that Harris Williams contact TM Capital to attempt to increase the amount of consideration in the Offer. The meeting was adjourned to continue negotiations with the Parent. At the meeting, the Board was informed the maximum price Parent was willing to pay was $5.50 per share. Harris Williams made a financial presentation to the Board and delivered its opinion to the effect that, as of such date, the cash consideration to be received in the Offer and the Merger by the holders of Shares was fair, from a financial point of view, to such holders. Smith Helms then advised the Board with respect to certain legal matters, including their fiduciary obligations in

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connection with the sale of the Company. The Board then approved the terms of the Offer and the Merger Agreement.

     Following the Board's meeting, the Merger Agreement was finalized and executed by the parties on July 12, 1999. The Company and Parent each announced the execution of the Merger Agreement and the impending Offer in press releases issued on July 13, 1999.

     (c) Reasons for the Recommendation

     In reaching its conclusions and recommendations described above, the Board considered a number of factors, including the following:

          (i) The terms and conditions of the Merger Agreement;

          (ii) The financial condition, results of operations, business and prospects of the Company;

          (iii) The historical trading price of the Common Stock, and the expected trading prices for the foreseeable future;

          (iv) Conditions in the air cleaning equipment industry generally;

          (v) The fairness opinion of Harris Williams dated July 12, 1999 (the "Fairness Opinion"), to the effect that, as of the date of the opinion, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such shareholders. The full text of the Fairness Opinion which sets forth the procedures followed, the factors considered and the assumptions made by Harris Williams is attached hereto as Annex II, is filed as Exhibit 7 to this
     Schedule 14D-9, and is incorporated herein by reference. SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE FAIRNESS OPINION CAREFULLY;

          (vi) The interest of other bidders in acquiring the Company, the price and other terms and conditions contained in the expressions of intent of such other bidders and the timing and likelihood of actually consummating a transaction with any such potential bidders.

          (vii) The representation of Parent and Purchaser that they expect to have available to them funds sufficient to satisfy all of their respective obligations under the Offer and the Merger Agreement, and the fact that the Offer is not subject to a financing condition;

          (viii) The provisions of the Merger Agreement that prohibit the Company or any of its affiliates from continuing, participating in or initiating discussions or negotiations with, or provide any information to, any person or group concerning any Acquisition Proposal (as such term is defined in Section 1.1 of the Merger Agreement), and that the Company may not, except as permitted by the Merger Agreement, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend any Acquisition Proposal, or enter into any agreement with respect to any Acquisition Proposal and that the Company will immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the execution of the Merger Agreement but that the Company may furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal if such entity or group has submitted a Superior Proposal (as such term is defined in Section 1.1 of the Merger Agreement) and such action is required to discharge the Board's fiduciary duties to the Company's shareholders under applicable law. In addition, the Board may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal if certain conditions are met.

          (ix) The Stock Option Agreement to be executed by the Company which would require the Company, in the event that the Merger Agreement is terminated under certain circumstances, to grant an option to Parent to purchase 19.9% of the Shares at a price of $5.50 per Share, which the Board recognized would potentially foreclose competing offers at approximately the same price level as, or at
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     slightly higher levels than, the Offer, but, based in part on the advice of
     Harris Williams, was very similar to stock option agreements required and executed in transactions of similar size and should not deter competing offers at price levels significantly higher than the Offer;

          (x) The Shareholder Agreements, pursuant to which each of the directors of the Company have agreed to, among other things, (a) tender certain Shares to Purchaser beneficially owned by such directors (totaling 719,764 Shares in the aggregate) which would result in Parent and its affiliates, owning approximately 10.1% of the outstanding Shares, (b) grant to Parent an option exercisable under certain circumstances to purchase the Shares beneficially owned by such directors, and (c) vote all shares owned by such directors in favor of the Merger Agreement and against other acquisition proposals, which the Board recognizes would potentially foreclose competing offers at approximately the same price level as, or at slightly higher levels than, the Offer, but based in part on advice of Harris Williams, was very similar to shareholder agreements required and executed in transactions of similar size and should not deter competing offers at price levels significantly higher than the Offer;

          (xi) The provisions of the Merger Agreement that require the Company to pay to Parent a termination fee of $2,000,000 if the Merger Agreement is terminated under certain circumstances, which the Board recognized would potentially foreclose competing offers at approximately the same price level as, or at slightly higher levels than, the Offer, but, based in part on the advice of Harris Williams, was well within the range of termination fees payable in transactions of similar size and should not deter competing offers at price levels significantly higher than the Offer;

          (xii) The fact that many of the other prospective purchasers with whom the Company had been in contact did not submit proposals after reviewing the Confidential Memorandum and/or other informational materials about the Company, and that those proposals which were submitted were not as favorable to the best interests of the shareholders of the Company as was the proposal submitted by Parent; and

          (xiii) The possible alternatives to the Offer and the Merger.

     The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them. In addition, individual members of the Board may have given different weight to different factors.

     The Board recognized that, while the consummation of the Offer gives the shareholders of the Company the opportunity to realize a premium over the prices at which the Common Stock was traded prior to the public announcement of the Offer and the Merger, tendering Shares in the Offer would eliminate the opportunity for shareholders of the Company to participate in the future growth and profits of the Company.

     It is expected that, if the Shares are not to be purchased by Purchaser in accordance with the terms of the Offer, the Company's current management, under the general direction of the Board, would continue to manage the Company as an ongoing business in accordance with the Company's current long-term strategic plan.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Harris Williams as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Harris Williams' engagement, the Company has agreed to pay Harris Williams a transaction fee based on the total consideration payable in connection with the Offer and the Merger. The fee payable to Harris Williams is currently estimated to be approximately $825,000 (which includes retainers paid but excludes reimbursable expenses). In addition, the Company has agreed to reimburse Harris Williams for its out-of-pocket and incidental expenses, including the fees and disbursements of its counsel, and to indemnify Harris Williams against certain liabilities incurred in connection with its engagement.

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     Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders of the Company on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Common Stock have been affected during the past 60 days by the Company, or to the best of the Company's knowledge by any affiliate or subsidiary of the Company, or any executive officer or director of the Company.

     (b) To the best knowledge of the Company, all of the Company's executive officers, directors and affiliates that own shares of Common Stock currently intend to tender their Shares pursuant to the Offer, except to the extent that the tender of such Shares might subject such persons to liability under the provisions of Section 16(b) of the Exchange Act.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in Item 3(b)(1) and (2) and Item 4 herein, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) Subchapter 25E Rights

     Holders of Common Stock have certain rights ("Subchapter 25E Rights") under Subchapter 25E of the PBCL which will become applicable prior to the Effective Time of the Merger (as defined in Section 3.3 of the Merger Agreement) in the event that Purchaser (or a group of related persons, or any other person or group of related persons) were to acquire Shares representing at least 20% of the voting power of the Company, in connection with the Offer or otherwise (a "Control Transaction"). In such event, shareholders of the Company would have the right to demand "fair value" of such shareholders' Shares and to be paid such fair value upon compliance with the requirements of Subchapter 25E. Under Subchapter 25E, "fair value" may not be less than the highest price per Share paid by the controlling person or group at any time during the 90-day period ending on and including the date of the Control Transaction, plus an increment, if any, representing any value, including, without limitation, any proportion of value payable for acquisition of control of the Company, that may not be reflected in such price. Purchaser states in its Schedule 14D-1 that it believes that the Offer Price represents fair value of the Shares within the meaning of Subchapter 25E. Subchapter 25E Rights would attach immediately upon consummation of a Control Transaction and require that any shareholder seeking such appraisal must make a demand for fair value within a reasonable time after the notice to shareholders that a Control Transaction has occurred is given by the controlling person or group in accordance with Subchapter 25E, which time period may be specified in such notice, as well as comply with the other procedures of Subchapter 25E. Subchapter 25E Rights are available only with respect to shares of a registered corporation held by a shareholder after the occurrence of a Control Transaction; accordingly, Subchapter 25E Rights would not be available with respect to any Shares tendered in the Offer and accepted for payment unless Purchaser or Parent were to acquire shares representing at least 20% of the voting power of the Company through some other means prior to the completion of the Offer. The Merger Agreement contains a Minimum Condition (as defined in
Section 1.1 of the Merger Agreement) which generally requires that 80% of the Shares be tendered as a condition to Purchaser's obligation to purchase the Shares tendered in the Offer. Although under the terms of the Merger Agreement, Parent and Purchaser may waive the
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Minimum Condition (as defined in Section 1.1 of the Merger Agreement), they have stated in their Schedule 14D-1 that they do not currently intend to do so.
Parent and Purchaser may terminate the Merger Agreement and the transactions contemplated thereby (including, without limitation, the Offer) if the Minimum Condition is not satisfied. The foregoing summary of rights under Subchapter 25E is qualified in its entirety by reference to the full text of Subchapter 25E.

     (b) Appraisal Rights

     Notwithstanding anything in the Merger Agreement to the contrary, any issued and outstanding Shares held by persons who object to the Merger and comply with all the provisions of the PBCL concerning the right of holders of Shares to dissent from the Merger and require appraisal of their Shares ("Dissenting Shareholder") will not be converted into the right to receive the Offer Price, without interest, pursuant to the Merger Agreement, but will be converted into the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the PBCL; provided, however, that the Shares outstanding immediately prior to the Effective Time and held by a Dissenting Shareholder who will, after the Effective Time, withdraw his demand for appraisal or lose his right of appraisal, in either case pursuant to the PBCL, will be deemed to be converted as of the Effective Time into the right to receive the Offer Price, payable to the holder thereof, without interest. The Company will give Parent (i) prompt notice of any written demands for appraisals of the Shares received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demands. The Company will not, without the prior written consent of Parent, voluntarily settle or compromise any such demands.

     (c) Antitrust

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements. Pursuant to the requirements of the HSR Act, Parent and the Company will file their respective required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC as soon as practicable after the date hereof. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 P.M., New York City time, on the fifteenth day after Parent files its Form, unless early termination of the waiting period is granted or Parent and the Company receive a request for additional information or documentary material prior thereto. Pursuant to the HSR Act, Parent will request early termination of the applicable waiting period. However, prior to such date, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Parent with such request. Thereafter, such waiting periods can be extended only by court order. There can be no assurance that the waiting period will be terminated early. The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transaction, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the results will be.

     (d) Purchaser's Designation of Persons to be Elected to the Board

     The Information Statement is attached hereto as Annex II, is filed as
Exhibit 2 to this Schedule 14D-9 and is incorporated herein by reference is being furnished in connection with Rule 14f-1 under the Exchange Act in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger dated July 12, 1999 by and among Fedders Corporation, TI Acquisition Corp., and Trion,
           Inc.
Exhibit 2  Information Statement required to be filed by Trion, Inc.
           under Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.*
Exhibit 3  Stock Option Agreement dated July 12, 1999 between Trion,
           Inc. and Fedders Corporation.
Exhibit 4 Shareholder Agreements between Parent and Purchaser on one hand and each of the directors of the Company on the other.
Exhibit 5  Offer to Purchase dated July 15, 1999.*
Exhibit 6  Letter to Shareholders of Trion, Inc. dated July 15, 1999.*
Exhibit 7  Fairness Opinion from Harris Williams & Co. dated July 12,
           1999.*
Exhibit 8  Press Release issued by the Company dated July 13, 1999.

---------------

* Distributed to all holders of Common Stock.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TRION, INC.

                                          By:    /s/ STEVEN L. SCHNEIDER

                                            ------------------------------------
                                          Name: Steven L. Schneider
                                          Title:  President and Chief Executive
                                          Officer
                                          Date:  July 15, 1999